UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 4)1

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S 104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 2 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake (Offshore) AIV GP II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 3 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Associates II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 4 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Partners II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 5 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Investors II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

Item 1.

(a)	Name of Issuer:

Avago Technologies Limited

(b)	Address of Issuer’s Principal Executive Offices:

1 Yishun Avenue 7

Singapore 768923

Item 2.

(a)	Name of Persons Filing:

Silver Lake (Offshore) AIV GP II, Ltd.

Silver Lake Technology Associates II Cayman, L.P.

Silver Lake Partners II Cayman, L.P.

Silver Lake Technology Investors II Cayman, L.P.

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Ordinary shares, no par value per share

(e)	CUSIP Number:

Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of December 12, 2012, the Reporting Persons ceased to be the beneficial owners of any Ordinary Shares of the Company.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of each cover page.

Item 5. Ownership	of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following. ☒

Item 6. Ownership	of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013	Silver Lake (Offshore) AIV GP II, Ltd.

/s/ Karen M. King
Name: Karen M. King Title: Director

Dated: February 6, 2013	Silver Lake Technology Associates II Cayman, L.P.

By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner

/s/ Karen M. King Name: Karen M. King Title: Director

Dated: February 6, 2013	Silver Lake Partners II Cayman, L.P.

By: Silver Lake Technology Associates II Cayman, L.P. Its: General Partner

By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner

/s/ Karen M. King Name: Karen M. King Title: Director

Dated: February 6, 2013	Silver Lake Technology Investors II Cayman, L.P.

By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner

/s/ Karen M. King Name: Karen M. King Title: Director

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G filed February 12, 2010)